TROUTMAN SANDERS LLP
A T T O R N E Y S   A T   L A W
2 2 2 C e n t r a l P a r k A v e n u e
S u i t e 2 0 0 0
V I R G I N I A B E A C H , V I R G I N I A 2 3 4 6 2
w w w . t r o u t m a n s a n d e r s . c o m
T E L E P H O N E : 7 5 7 - 6 8 7 - 7 5 0 0
F A C S I M I L E : 7 5 7 - 6 8 7 - 7 5 1 0

Thomas M. Rose	Direct Dial: 757-687-7715
thomas.rose@troutmansanders.com	Direct Fax: 757-687-1529

July 11, 2008

Via EDGAR
Ms. Laura Nicholson
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re: Crosshair Exploration & Mining Corp.

Dear Ms. Nicholson:

     Per our conversation, attached please find a blackline of the Form 20-F/A against those items that correspond with the original Form 20-F. Further, as we discussed, we identified the changes that were made by the Company as a result of the amended MD&A that was filed in Canada.

     If you have any questions or comments, please do not hesitate to contact me.

Very truly yours, /s/ Thomas M. Rose Thomas M. Rose

Attachment

cc: Julie Bolden, Crosshair Exploration & Mining Corp.

364817

ATLANTA • HONG KONG • LONDON • NEW YORK • NEWARK • NORFOLK • RALEIGH
RICHMOND • SHANGHAI • TYSONS CORNER • VIRGINIA BEACH • WASHINGTON, D.C.